COMPANHIA BRASILEIRA DE DISTRIBUICAO
                         CNPJ/MF n(0) 47.508.411/0001-56


                  MINUTES OF THE SPECIAL STOCKHOLDERS' MEETING
                              HELD ON JUNE 21, 2004


1 - DATE AND VENUE: On the twenty-first of June of 2004, at 4 pm, in the Company headquarters at Avenida Brigadeiro Luiz Antonio n(0) 3142 - Sao Paulo - SP.

2 - SUMMONS: The Invitation was published in the State Official Gazette [Diario Oficial do Estado] of Sao Paulo, on the 05, 08 and 09 of June, 2004, on pages 15, 17 and 13, respectively, and in the newspaper Folha de Sao Paulo, on pages 05, 07 and 08 of June, 2004, on pages B11, A10 and B4, respectively.

3 - QUORUM: Shareholders representing 74.566% of the capital stock with voting rights, and those that were legally impeded did not vote.

4 - PRESIDING PANEL: President: Valentim dos Santos Diniz, Secretary: Marise Rieger Salzano.

5 - ORDER OF THE DAY: a) Evaluation of the Management's Proposal to include a new activity in the business purpose of the Company, adding one item and renumbering the other items of Paragraph 1 of Article 2 of the By-Laws; b) Evaluation of the Protocol of Merger and Justification, aiming at the Merger with the entity Golden Auto Posto Ltda. ("Merged entity"), without an increase in the Company's capital stock; c) Ratification of the evaluating firm indicated by the Management; d) Analysis of the Evaluation Report regarding the net equity of the Merged entity; e) Approval of the merger of the whole net equity of the Merged entity; f) Authorization for the Company's Management to proceed with all the further acts necessary to implement the merger.

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6 - SUMMARY OF THE DELIBERATIONS: The General Assembly, representing more than two thirds of the Capital Stock:

6.1 - Approved the Management's Proposal to include the activity of sale of veterinary products, drugs and medicines in general, veterinary's office, clinic and hospital and pet shop with a bath and grooming salon in the business purpose of the Company, thus renumbering the items of the Paragraph 1 of the Article 2 of the By-Laws, which should have the following wording:

"ARTICLE 2 - The business purpose of the Entity is to trade manufactured, semi-manufactured or "in natura" products, national or foreign, of every kind and species, nature or quality, provided they are not forbidden by law.

Paragraph 1 - The Entity would also be able to perform the following activities:

a) The industrialization, processing, exporting, importing and representation of products, via third parties or on their own account;

b) The international trade, including coffee;

c) Importing, distributing and marketing cosmetic products of hygiene, personal care and perfumery; sanitary and domissanitary products and nutritional supplements;

d) The general commerce of drugs and medicines, homeopathic and pharmaceutical specialties; chemical products, accessories, dentistry items, instruments and surgical appliances; the fabrication of chemical products and pharmaceutical specialties, which can be specialized such as Allopathic Pharmacy or Drugstore, Homeopathic Pharmacy or Drugstore or Compounding Pharmacy of each specialty;

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e) sale of oil products and byproducts, fuel of any species, also being able to render technical assistance services, service shops, repair, wash, lubrication, sale of accessories and other related services, of any vehicles in general;

f) The sale of veterinary products, drugs and medicines in general; veterinary's office, clinic and hospital and pet shop with bath and grooming salon;

g) The rental of videocassette tapes;

h) Rendering services of photographic, cinematographic studios and similar services;

i) The practice and administration of real estate transactions, purchasing, promoting lots of land and the incorporation, renting and selling real estate assets, both their own or from third parties;

j) To act as a distributor, agent and representative of businessmen (traders or industry owners) inside or outside the country, and in this quality, on the constituents' account or on its own account to acquire, retain, have and make any operations and transactions of its own interest or of the constituents' interest;

k) Data processing services;

l) The exploitation of buildings and construction of all types, on its own account or third parties account, the purchase and sale of construction materials and the installation and the maintenance of air-conditioning system and cargo elevators;

m) Application of domissanitary products;

n) Transport of cargos in general by road, for its own products, being able to store them, inclusive;

o) Advertising in general, and this might be extended to other fields that are compatible or connected, respecting the legal restrictions;

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p) The purchase, sale and distribution of books, magazines, newspapers, journals and similar products;

q) Making studies, analyses, planning and market researches;

r) Making tests to launch new products, packages and brands;

s) The elaboration of strategies and analyses of the sales behavior by industry, special promotions and advertising;

t) Representing other entities, national or foreign, and the participation in other entities, with any form or business purpose.

Paragraph 2 - The Entity will offer guarantees or give pledges in business of its interest, being forbidden those that are for favor only."

6.2 - Approved the Protocol of Merger and Justification (Annex I) celebrated between this Entity, as Merging Entity, and the Merged Entity Golden Auto Posto Ltda.

6.3 - Ratified the indication of the firm MAGALHAES ANDRADE S/S AUDITORES INDEPENDENTES, with headquarters in the Capital City of the State of Sao Paulo, at Av. Brigadeiro Faria Lima n(0) 1893, 6(0) andar, Jardim Paulistano, CEP:
01452-001, registered in the Corporate Taxpayers' Registry (CNPJ/MF) under the number 62.657.242/0001-00 and in the Regional Council of Accounting of Sao Paulo (CRC/SP) under the number 2SP000233/O-3, to proceed with the evaluation of the net equity of Golden Auto Posto Ltda. to be incorporated by this Entity. This firm had already evaluated the net equity and prepared the respective Evaluation Report, even before its formal ratification by this General Assembly.

6.4 - Approved, with any qualification, the Evaluation Report prepared by MAGALHAES ANDRADE S/S AUDITORES INDEPENDENTES (Annex II).

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6.5 - Approved the merger of the whole net equity of the firm Golden Auto Posto
Ltda. with this Entity, without an increase in the capital stock.

6.6 - Clarified that, according to the conditions agreed upon in the Protocol, there will be no statutory change in this Entity.

6.7 - Authorized the Management to proceed with all the further acts necessary to formalize the merger, including those regarding the filing and publication of the merger's corporate documents.

7 - DOCUMENTS FILED AT THE HEADQUARTERS:
a) Invitation;
b) Management's Proposal;
c) Protocol of Merger and Justification;
d) Evaluation Report.

8 - CLOSING: With no further matters to attend to, the works were concluded and these minutes were written in a summarized manner, being read, approved and signed by the shareholders present. Sao Paulo, June 21, 2004. Signatures:
Valentim dos Santos Diniz - President; Marise Rieger Salzano - Secretary.


SHAREHOLDERS: Valentim dos Santos Diniz, Pao de Acucar S/A Industria e Comercio, Peninsula Participacoes Ltda. and Abilio dos Santos Diniz, being the last three represented by their attorney Marise Rieger Salzano and Sergio Feijao Filho.

                    This is a Faithful Copy of the Original.


                            VALENTIM DOS SANTOS DINIZ
                            President of the Meeting

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Initials of the Lawyer:________________________
Marise Rieger Salzano - OAB/SP N(0) 85251



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